Attachment C – Business Description and Plan

Business Description and Plan

About the Company

Open since 2008, Auntie April's is a minority and woman-owned full-service restaurant located on the 3rd St. Corridor in Bayview/Hunters Point. Specializing in soul food, Auntie April's signature dishes include chicken-n-waffles, the red velvet waffle, Lay-Lay's fried chicken dinner, Olivia's oxtail, and Auntie April's award-winning shrimp-n-grits. Breakfast is served all day and all dishes are pork-free.

April Spears, founder of Auntie April's, opened the restaurant to realize her grandfather's dream of opening a "black restaurant." Being born into slavery, he never thought his dream would come true. His legacy now lives through his granddaughter, who is not only dedicated to the success of Auntie April's, but also to serving as a role model to the young people in Bayview/Hunters Point. The name, "Auntie April's," came about because young people in the community sought Ms. Spears' advice and called her "Auntie." Auntie April's is a neighborhood destination, attracting residents on a daily basis. After being aired on Check Please, Bay Area, a popular Bay Area television show recommending local restaurants, the Company estimates that its business tripled for three months, drawing in customers from outside of Bayview/Hunters Point. Business also increased as Auntie April's became more popular on yelp.com, a site where locals go to search for great restaurants.

Business Description and Plan

The Company currently generates revenue primarily through selling food and beverages at its 3rd St. retail location. This includes food sold for take-out and delivery. A secondary source of revenue comes from catering to local residents and local businesses. The Company will continue to generate revenue in the aforementioned ways.

As a new component of its business, the Company is entering into a joint venture with Host International, Inc. (the "Joint Venture") to bring Super Duper Burgers to the Airport. The Joint Venture is structured as an LLC, with Host International, Inc. (HMSHost) as a member with a seventy percent (70%) interest and the Company as a member with a thirty percent (30%) interest. HMSHost was awarded a six-year concessions lease with the Airport (the "Contract") valued at $33 million, which will be subleased to the Joint Venture.

As a condition to participating in the Joint Venture, the Company shall remain certified as an Airport Concession Disadvantaged Business Enterprise (ACBDE) as required by the Airport's Master Lease requirements. In addition, the Company shall participate in the Joint Venture in proportion to its interest, including (1) providing an initial capital contribution; (2) reimbursing HMSHost for the cost incurred to win the Contract; and (3) participating in all major decisions for the joint venture, including capital development planning, financial and management decisions, marketing, management level supervision, hiring and firing, and major purchases.

The Company will receive monthly distributions from the Joint Venture, in proportion to its ownership interest, based on the Joint Venture's cash flow.

Based on information received from HMSHost, the Company estimates that it will spend $303,000 and HMSHost will spend $707,000 as an initial capital investment in the Joint Venture to develop, open, operate and maintain the concessions. The initial capital investment includes a $35,000 Franchise Fee and a $40,000 fee for remote storage.

Target Market

The Company has two target markets, one for its restaurant on 3rd St and the other for its airport concession business.

Target Market: 3rd Street Restaurant Location

The Company's target market include Bayview residents, residents throughout the San Francisco Bay Area, and workers within and in nearby neighborhoods, such as Mission Bay, which houses UCSF and Kaiser Permanente. Conveniently located next to the T-line, San Francisco's public transit system, and the freeway, Auntie April's is easily accessible to nearby residents and workers. Eighty percent of the Company's customers are black customers living in Bayview/Hunters Point. Offering tasty food and superb service at affordable prices, the Company hopes to attract customers from all ethnic, cultural, and socioeconomic backgrounds throughout the San Francisco Bay Area. Using social media, catering to well-known Bay Area companies, such as Google and UCSF, and offering its food through Eat24, GrubHub, and word-of-mouth recommendations, the Company is quickly expanding its customer base beyond Bayview/Hunters Point.

Target Market: Airport Concession

The Company's target market for its airport concession business is anyone traveling in the domestic terminals looking for a taste of Bay Area cuisine, specifically, burgers, shakes, and fries, made from fresh, local ingredients. Given Super Duper Burgers' popularity and positive response to its food, the Company believes that Super Duper Burgers will be a well-received addition to the San Francisco Airport.

Competition

Competition in Bayview/Hunters Point

Based on the Company's preliminary research, three other restaurants in Bayview/Hunters Point also serve soul food, including Frisco Fried, Old Skool Café, and Let's Eat BBQ & More.

Location

Like Auntie April's, Frisco Fried and Let's Eat BBQ & More are located on the Third St. Corridor. Despite the proximity in location and similarity in cuisine, Auntie April's is the most affordable of its competitors and may be the most popular.[1] In addition, Frisco Fried and Let's Eat BBQ & More are both located on the 5100 block of Third Street, making them directly competitive with each other, whereas Auntie April's is located on the 4600 block, giving her less immediate competition.

Specialties and Hours
Although Auntie April's, Frisco Fried, Old Skool Café, and Let's Eat BBQ and more all serve soul food, each restaurant has a different specialty.

Auntie April's: Auntie April's is well-known for its chicken-n-waffles and serves breakfast all day. Unlike her competitors, which do not open until 11am or later, Auntie April's opens at 8am, catering to the breakfast and morning crowds. Auntie April's is also unique in that it closes for dinner, except for special events. Because of its unique hours, a customer choosing between Auntie April's and its competitors during the pre-evening hours may choose Auntie April's because it is only open during the day. In addition, Auntie April's offers the only pork-free menu of its competitors, thus attracting patrons who prefer to avoid pork.

Auntie April's has hosted special events on Sundays, including first Sunday dinners and Gospel Brunch. To participate in these events, customers purchase a ticket online via eventbrite.com and choose a time for admission to the restaurant. In addition to Auntie April's regular menu items, customers at these events also enjoy special items and music catered to the theme of the event. Customers at Gospel Brunch have enjoyed Bourbon Street French toast with bananas and a rum reduction sauce with bottomless mimosas, while listening to the sounds of live gospel music. Customers at the Gumbo and Jazz event were treated to a delicious three-course menu, including appetizers, salad, three types of all-you- can-eat gumbo, a choice of dessert while enjoying the smooth, melodic sounds of live jazz.

Frisco-Fried: As its name-sake and its slogan, "Fried with Pride," indicates, Frisco Fried is known for its fried food. While there is some overlap with Auntie April's menu items, Frisco Fried has a more extensive seafood menu and also serves non soul-food items, such as hot-dogs, burgers, and Rice-o-Roni. Unlike Auntie April's, Frisco Fried does not serve any breakfast items. The extensive menu and lack of focus makes it hard to ascertain whether Frisco-Fried specializes in any particular menu item. Based on marketing alone, a potential customer searching for the best chicken-n-waffles in San Francisco or for a soul food breakfast joint in San Francisco may choose Auntie April's over Frisco-Fried.

Let's Eat BBQ & More: Let's Eat BBQ & More has an extensive menu of barbeque meats, seafood, sandwiches and salad. Its namesake suggests that its specialty is BBQ, but they also serve other items. Like Auntie April's, Let's Eat BBQ & More serves fried chicken. However, Let's Eat BBQ & More is not known for their fried chicken nor do

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[1] Auntie April's received 391 reviews and an average of four stars on yelp.com, whereas Frisco Fried and Let's Eat BBQ & More received 281 and 36 reviews, respectively, and also an average of four stars. Old Skool Café received 326 reviews with an average of 4.5 stars.

they serve chicken-n-waffles, a quintessential soul food staple. In addition, Let's Eat BBQ & More does not serve any breakfast items.

Old Skool Café: Old Skool Café is a youth-run supper club, open three days a week, from 5:30 pm – 9:30 pm. Although Old Skool Café also serves soul food, the focus is on the underlying mission, not the food: Old Skool Café is a non-profit organization providing training to youth—particularly, urban, at-risk youth—ages 16-22. In addition, the restaurant transports patrons back to 1920s-1940s Harlem, with staff dressed in red and black uniforms from this era to the restaurant décor and live music from these decades. Based on the unique theme of Old Skool Café and its limited hours, the Company does not believe that Old Skool Café is a direct competitor.

Competition at the San Francisco Airport Domestic Terminal
The Airport awarded the Joint Venture a six-year contract to operate Super Duper Burgers at Terminal 3, Boarding Area, F. Terminal 3 is renovated modeled after Terminal 2, which has seen great success in attracting customers since its renovation.[2] In Fiscal Year 2014-2015, passengers at Terminal 2 spent 25.1% more than passengers at the domestic terminals as a whole on retail, food and beverage, excluding duty-free. [3]The newly renovated terminals are aimed at providing passengers a taste of Bay Area cuisine.[4]

Currently, the Terminal 3, Boarding Area F consist of a variety of local restaurants, including the following:
- Andale Mexican Restaurant
- Boudin's Bakery and Café
- Buena Vista Café
- Burger King
- Emporio Rulli Gran Caffee
- Firewood Pizza
- Fraiche
- Gordon Biersch
- Klein's Coffee and Deli Bar
- Koi Palace
- Lori's Diner
- Max;s E.V.O.O. Café
- Peet's Coffee
- San Francisco Soup Company
- Sankaku
- SF Uncork'd
- Tomokazu
- Urban Street Gastropub
- Yankee Pier

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[2] *See* Airport Commission of the City and County of San Francisco's Annual Continuing Disclosure Report dated January 22, 2016.
[3] *See id.*
[4] *See id.*

In addition to the above, new restaurants will open in this terminal and all other Airport terminals. Many concession leases will expire in 2017-2019. However, the Company believes that despite the competition at Terminal 3, Boarding Area F, and competition at the other terminals, Super Duper Burgers presents an appealing option to travelers at the Airport.

Super Duper Burgers serves affordable, high quality fast food. Its most immediate competition is Burger King, located in the Airport. Both Super Duper Burgers and Burger King are fast-food restaurants serving burgers, fries, and shakes. Unlike Burger King, however, Super Duper Burgers originated in San Francisco and is only located in the San Francisco Bay Area, making it less accessible to travelers than Burger King, which is located worldwide. Additionally, Super Duper Burgers has a uniquely local flair and is dedicated to providing customers with the highest quality fast food. With artisan baked bread from a San Francisco baker, organic ice cream from Strauss Family Creamery in Tomales Bay, and freshly ground beef from humanely raised and 100% vegetarian-fed cows from family owned ranches, Super Duper Burger has freshness and quality that customers can taste.

Although the Company believes Super Duper Burgers is competitive in the current environment, most food and beverage leases will expire during 2017-2019. Thus, the Company cannot predict whether it will remain successful with new concessionaires serving the Airport. Given the success at Terminal 2, however, the Company believes that it will remain competitive due to customer demand for a higher quality and more authentic local dining experience.